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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.         Name and Address of Reporting Person*

           Krescent Partners L.L.C.
           (Last)                (First)            (Middle)

           c/o Apollo Real Estate Advisors, L.P.
           1301 Avenue of the Americas, 38th Floor
                                                    (Street)

           New York,             NY                 10019
           (City)               (State)             (Zip)

2.         Date of Event Requiring Statement
           (Month/Day/Year)

           3/3/97

3.         IRS or Social Security Number of Reporting Person
           (Voluntary)



4.         Issuer Name and Ticker or Trading Symbol

           Krupp Cash Plus Limited Partnership

5.         Relationship of Reporting Person(s) to Issuer
                   (Check all applicable)

--------
*          If the form is filed by more than one reporting person, see
           Instruction 5(b)(v).

           _______ Director                      x      10% Owner**
                                               ------
           _______ Officer (give title below)  ______   Other (specify
                                                        below)



6.         If Amendment, Date of Original (Month/Day/Year)



7.         Individual or Joint/Group Filing (Check Applicable Line)

             x    Form filed by One Reporting Person
           ------

           ______ Form filed by More than One Reporting Person


             TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of      3. Ownership        4. Nature of
   (Instr. 4)             Securities        Form:  Direct       Indirect
                          Beneficially      (D) or              Beneficial
                          Owned             Indirect (I)        Ownership
                          (Instr. 4)        (Instr. 5)          (Instr. 5)

Depositary Receipts       274,125.1307            D







TABLE II -  Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of   2. Date Exer-       3. Title and   4. Con-      5. Owner-       6.
   Deriva-       cisable and         Amount of      version      ship Form       Nature
   tive          Expiration          Securities     or Exer-     of Deri-        of In-
   Security      Date                Underlying     cise         vative          direct
   (Instr. 4)    (Month/Day/Year)    Derivative     Price of     Security:       Bene-
                                     Security       Deri-        Direct          ficial
                                     (Instr. 4)     vative       (D) or          Owner-
                                                    Security     Indirect        ship
                                                                 (I)             (Instr. 5)
                                                                 (Instr. 5)

                  Date   Expir-     Title          Amount
                  Exer-  ation                     Or
                  cis-   Date                      Number
                  able                             of
                                                   Shares

--------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

** The reporting person (and its affiliates) may be deemed to have formed a "group" with American Holdings I, L.P. ("AHI") pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Neither the filing of this Form 3 nor any of its contents shall be deemed an admission that the reporting person has formed a "group" with AHI or that the reporting person is the beneficial owner of any of the securities held by AHI. The reporting person expressly disclaims formation of a "group" with AHI and the reporting person expressly disclaims beneficial ownership of any of AHI's securities.

    The reporting person is controlled by its managing member, AP-GP Prom Partners Inc., which is wholly-owned by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"). The general partner of AREIF II is Apollo Real Estate Advisors II, L.P., the general partner of which is Apollo Real Estate Capital Advisors II, Inc.

*** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


            /s/ Michael D. Weiner                      March  12, 1997
            -------------------------------            ---------------

           ***Signature of Reporting Person                   Date
           Michael D. Weiner, Vice President
           of AP-GP Prom Partners Inc., on behalf
           of Krescent Partners L.L.C.

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473 (7-96)